UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated September 12, 2013

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 – 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS MEETING

HELD ON AUGUST 29th, 2013

Date, Time and Place: Held on August 29th, 2013, at 1:00 P.M., at the L’Hotel Porto Bay, located at Alameda Campinas, no. 266, Jardim Paulista, in the City and State of São Paulo.

Call notice:  Call notice dismissed due to the attendance of the totality of the members of the Board of Directors

Attendance: Were present the majority of Board of Directors’ members: José Luciano Duarte Penido (Chairman of the Board); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Julio Cesar Maciel Ramundo; Raul Calfat and Samuel de Paula Matos (alternate of Sr. Carlos Augusto Lira Aguiar).

Presiding:                                      José Luciano Duarte Penido — Chairman of the Board of Directors.

Claudia Elisete Rockenbach Leal — Secretary

Agenda: (i) Election of non-statutory Officers.

Resolutions: After discussion and analysis of the matter included on the agenda, the following resolution was passed without reservations and/or qualifications, by the unanimous vote of the Directors:

(i)                                    Create the position of Supply Chain Officer, and Strategy and New Business Officer, both positions will be non-statutory. Elect Messrs. Wellington Ângelo Loureiro Giacomin, Brazilian Citizen, married, engineer, bearer of ID card RG no. 549.423, issued by SPTC/ES, enrolled with CPF/MF under no. 719.996.207-04, currently General Manager of Supply Chain, and Vinícius Nonino, Brazilian Citizen, married, businessman, bearer of ID card RG no. 20664102, issued by SSP/SP, enrolled with CPF/MF under no. 138.815.728-48, currently General Manager of Strategy and New

Business to occupy the respective positions of Supply Chain Officer, and Strategy and New Business Officer, with effect as of September 2nd, 2013 .

Closing:  There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the members of the Board. Attendance: José Luciano Duarte Penido (Chairman of the Board of Directos); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Julio Cesar Maciel Ramundo; Raul Calfat and Samuel de Paula Matos (alternate of Sr. Carlos Augusto Lira Aguiar); and Claudia Elisete Rockenbach Leal — Secretary.

We certify that the present instrument is a true copy of the Minutes of the Extraordinary Board of Directors Meeting held on August 29th, 2013, recorded in the appropriate book.

José Luciano Duarte Penido	Claudia Elisete Rockenbach Leal
Chairman	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 12, 2013

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO